                                                                    (Exhibit 11)

                             AMERICOLD CORPORATION

                       STATEMENT REGARDING COMPUTATION OF
                               PER SHARE EARNINGS
                     (In thousands, except per share data)

                                               Year-ended last day of February
                                                1993       1994        1995
                                              ---------  ---------  -----------
       Net income (loss)                       $(8,150)  $(77,121)      $5,564

       Less:  total accrued preferred
        dividend

         (43.860 shares x 13.25% x 8/12 yr)       (387)         -          (60)

         (38.389 shares x 14.25% x 4/12 yr)       (183)         -            -

         (49.672 shares x 11.50% x 8/12 yr)          -       (381)           -

         (43.860 shares x 13.25% x 4/12 yr)          -       (194)           -

         (49.672 shares x 11.50% x 4/12 yr)          -          -         (190)

         (55.384 shares x 13.50% x 7/12 yr)          -          -         (436)

         (52.936 shares x 13.50% x 1/12 yr)          -       (183)         (60)
                                               -------   --------       ------
       Net income (loss) for per share
        calculation                            $(8,720)  $(77,696)      $4,878
                                               =======   ========       ======
       Weighted average number of shares
        outstanding                              4,839      4,855        4,864
                                               =======   ========       ======

       Net income (loss) per share              $(1.80)   $(16.00)       $1.00
                                               =======   ========       ======